News Release

TransAlta Announces Receipt of Termination Notices from TransCanada and ASTC Power Partnership

CALGARY, Alberta (March 8, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today announced it had received formal notice from TransCanada Energy Ltd. (“TransCanada”) of its intention to terminate the Power Purchase Arrangements (the “PPAs”) for Sundance A Units 1 and 2 and Sheerness Units 1 and 2 and formal notice from ASTC Power Partnership (“ASTC”), a partnership between TransCanada and AltaGas Pipeline Partnership, of its intention to terminate the PPA for Sundance B Units 3 and 4. Notwithstanding the termination, the terms of the Sundance A and B and Sheerness PPAs remain intact and will be administered by the Alberta Balancing Pool.

The terminations are not anticipated to have a material impact on TransAlta’s business. The Balancing Pool is now required to verify TransCanada’s and ASTC’s determinations and confirm their right to terminate the PPAs. Should the termination be accepted, the Balancing Pool will act as the Buyer of the Sundance A, Sundance B and Sheerness PPAs and will be responsible for offering the capacity into the market and making the PPA payments previously made by TransCanada and ASTC to TransAlta.

TransAlta will continue to focus on cost-effective and efficient operation of its Canadian Coal facilities and will work with the Government of Alberta to reach an agreement on the path forward for coal. The government is expected to appoint a negotiator to work with coal generators to ensure system reliability, price stability and no unnecessarily stranded capital. TransAlta will negotiate with the government to ensure that the Alberta electricity market structure supports the development of renewable assets as the Province transitions away from coal.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements:

This news release contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding: the business and anticipated financial performance of TransAlta; there being no material impact on TransAlta as a result of TransCanada’s and ASTC’s intention to terminate the PPAs; the acceptance of the termination by the Balancing Pool and the Balancing Pool assuming responsibility under the PPAs for offering the capacity into the market and making the PPA payments previously made by TransCanada and ASTC to TransAlta; and expected governmental regulatory regimes and legislation (including the Government of Alberta’s Climate Leadership Plan) and their expected impact on TransAlta and the timing of the implementation of such regimes and regulations. All forward looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements. Some of the factors that could cause such differences include: failure by the Balancing Pool to accept TransCanada’s and ASTC’s notice of termination legislative or regulatory developments; and general economic conditions in the Province of Alberta.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com